[LETTERHEAD OF WERNER ENTERPRISES, INC.]





                         September 16, 2010

Ms. Julie F. Rizzo
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR
---------

RE:  Werner Enterprises, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed February 26, 2010
     Definitive Proxy Statement on Schedule 14A
     Filed March 31, 2010
     File No. 000-14690

Dear Ms. Rizzo:

On September 13, 2010, we received your letter informing Werner Enterprises, Inc. (the "Company") that you examined our Form 10-K for the fiscal year ended December 31, 2009 filed February 26, 2010 and our Definitive Proxy Statement on Schedule 14A filed March 31, 2010. We have reviewed the comments in such letter regarding the aforementioned filings and have provided our responses below. We have also included your original comments directly above each of our responses for your convenience.

Definitive Proxy on Schedule 14A
--------------------------------

Compensation Discussion and Analysis, page 22
---------------------------------------------

Compensation Process and Determination, page 30
-----------------------------------------------

1. SEC Comment:
   ------------

   We note your disclosure in the Compensation of Chairman, Vice Chairman and President and CEO paragraph on page 31 that "[t]he President and CEO's compensation is reflective of our overall performance and the achievement of the President and CEO's goals and objectives for the Company." We also note your disclosure in the second paragraph of the Compensation of Other Named Executive Officers and Executive Officers section starting on page 31 that "the Compensation Committee considers the relevant factors and compensation elements,

September 16, 2010
Page 2


   including...(iii) achievement of corporate goals and objectives." Please confirm that in future filings you will quantify all company-wide performance targets or please advise. Alternatively, please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

   Company Response:
   -----------------

   In future filings, we will quantify any company-wide performance targets considered by the Compensation Committee in its determination of compensation for our Named Executive Officers and executive officers.

Competitive Peer Group and Benchmarking, page 32
------------------------------------------------

2. SEC Comment:
   ------------

   We note your disclosure that the Compensation Committee compares your executive compensation elements to compensation paid for similar executive positions among "a broader general industry group comprised of companies with annual revenues comparable to ours." In future filings please list the companies to which you benchmark or please advise. Refer to
   Item 402(b)(2)(xiv) of Regulation S-K.

   Company Response:
   -----------------

   In future filings, we will list all companies to which we benchmark our Named Executive Officer compensation.

In addition to our responses above, we hereby acknowledge that:
   * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at 402-894-3243 if you have any questions regarding our responses contained herein.

                         Very truly yours,


                         /S/ James L. Johnson


                         James L. Johnson
                         Executive Vice President,
                          Chief Accounting Officer
                          and Corporate Secretary